SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Advanced Nutraceuticals, Inc.
(Name of Subject Company (Issuer))

Advanced Nutraceuticals, Inc.
(Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class Securities)

00760Q201
(CUSIP Number of Class of Securities)

Gregory Pusey
President and Chief Executive Officer
Advanced Nutraceuticals, Inc.
106 South University Boulevard, Unit 14
Denver, CO 80209
(303) 722-4008
(303) 722-4011 (fax)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam J. Agron
Brownstein Hyatt & Farber, P.C.
410 Seventeenth Street, 22nd Floor
Denver, CO 80202
(303) 223-1100
(303) 223-1111 (fax)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$4,500,000	$529.65

(1)     For purposes of calculating the filing fee only, this amount is based on the purchase of 1,058,823 outstanding shares of Common Stock at the tender offer price of $4.25 per share.

     Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$529.65	Filing Party:	Advanced Nutraceuticals, Inc.

Form or Registration No.:	Schedule TO-I	Date Filed:	July 26, 2005

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

     third-party tender offer subject to Rule 14d-1.

     tender offer subject to Rule 13e-4.

    going-private transaction subject to Rule 13e-3.

     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2005 (the “Schedule TO-I”), as amended and supplemented by Amendment No. 1 to the Schedule TO-I filed with the Commission on August 5, 2005, by Advanced Nutraceuticals, Inc., a Texas corporation (the “Company”), in connection with the offer by the Company to purchase up to 1,058,823 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of $4.25 per Share upon the terms and subject to the conditions described in the Offer to Purchase dated July 26, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), as amended, which are appended to and filed with the Schedule TO-I as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        This Final Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. All information in the Offer to Purchase, the Letter of Transmittal and Amendment No. 1 is incorporated into this Final Amendment by reference in response to all of the items in Schedule TO-I, except that such information is hereby amended to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

        (a)        Item 11 is hereby amended and supplemented by adding the following information:

        On August 29, 2005, the Company issued a press release announcing the final results of the Offer to Purchase, which expired at 5:00 p.m., New York City time, on August 25, 2005. A copy of the press release is filed as Exhibit (a)(5)(vii) to the Schedule TO-I and is incorporated herein by reference.

ITEM 12. EXHIBITS.

        The following Exhibit is hereby added to the Offer to Purchase:

        Exhibit (a)(5)(vii) Press Release dated August 29, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2005	ADVANCED NUTRACEUTICALS, INC. By: /s/ Gregory Pusey Name: Gregory Pusey Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(5)(i)	Notice of Guaranteed Delivery.*

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*(a)(5)(iv) Press release dated July 26, 2005 announcing the commencement of the Offer.*

(a)(5)(v)	Advanced Nutraceuticals, Inc. Form 10-KSB for the fiscal year ended September 30, 2004 (Incorporated by reference to Commission File Number 000-26362, Accession Number 0001079974-05-000006).**

(a)(5)(vi)	Supplement to Offer to Purchase dated August 4, 2005.**

(a)(5)(vii)	Press Release dated August 29, 2005.

(b)(i)	Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of March 21, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2003).*

(b)(ii)	First Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of December 31, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2003).*

(b)(iii)	Second Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of March 23, 2004 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc.*

(b)(iv)	Third Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of January 6, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2004).*

(b)(v)	Fourth Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of July 26, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc.*

*      Previously filed on Schedule TO-I, as filed with the Securities and Exchange Commission on July 26, 2005 and incorporated herein by reference.

**     Previously filed on Amendment No. 1 to Schedule TO-I, as filed with the Securities and Exchange Commission on August 5, 2005 and incorporated herein by reference.